EXHIBIT 12.1

Ratio of Earnings to Fixed Charges

The following table sets forth HomeBanc Corp.’s consolidated ratios of earnings to fixed charges for the periods shown:

	For the Years Ended December 31,
(Dollars in thousands)	2005	2004	2003	2002	2001
Ratio of earnings to fixed charges	0.87	(0.26)	1.65	1.88	1.08
Required increase in pre-tax earnings to cover deficiency	$24,032	$66,865	—	—	—

The following table sets forth HBMC’s ratios of earnings to fixed charges for the periods shown:

	For the Years Ended December 31,
(Dollars in thousands)	2005	2004	2003	2002	2001
Ratio of earnings to fixed charges	(2.12)	(2.27)	1.81	2.13	1.25
Required increase in pre-tax earnings to cover deficiency	$89,963	$76,990	—	—	—